SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               Gold Standard, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   380724 50 0
             -------------------------------------------------------
                                  (CUSIP Number)


                             Robert A. Grauman, Esq.
                              Baker & McKenzie LLP
                           1114 Avenue of the Americas
                               New York, NY 10036
                                 (212) 626-4100
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  380724 50 0               13D
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FCMI FINANCIAL CORPORATION
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     ---------------------------------------------------------------------------
     7.       SOLE VOTING POWER

              -0-
     ---------------------------------------------------------------------------
     8.       SHARED VOTING POWER

              242,718
     ---------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              -0-
     ---------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              242,718
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     242,718
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP NO.  380724 50 0               13D
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ALBERT D. FRIEDBERG
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     ---------------------------------------------------------------------------
     7.       SOLE VOTING POWER

              242,718
     ---------------------------------------------------------------------------
     8.       SHARED VOTING POWER

              -0-
     ---------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              242,718
     ---------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

               -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     242,718
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated July 27, 1988 (the "Initial Statement") filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada ("FCMI"), Friedberg Mercantile Group, an Ontario, Canada general partnership, ("FMG"), A.D. Friedberg Inc., an Ontario, Canada corporation ("A.D.F."), 398737 Ontario Limited, an Ontario, Canada corporation ("398737 Ltd."), and Albert D. Friedberg, relating to shares of common stock, $0.001 par value (the "Shares"), of Gold Standard, Inc., a corporation organized and existing under the laws of the State of Utah ("Gold Standard"), as amended by Amendment No. 1, dated June 19, 1991, Amendment No. 2, dated April 10, 1992, Amendment No. 3 dated July 23, 1992, Amendment No. 4 dated October 6, 1994, Amendment No. 5 dated January 19, 1995, Amendment No. 6 dated August 8, 1995, Amendment No. 7 dated February 23, 1996, and Amendment No. 8 dated May 28, 1996, as amended and restated by Amendment No. 9 dated October 1, 1999 filed by FCMI and Mr. Friedberg and thereafter amended by Amendment No. 10 dated December 22, 2003, is hereby further amended with respect to the items set forth below in this Amendment No. 11. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Initial Statement.

Item 3.           Source and Amount of Funds or Other Consideration.

         Item 3 is amended as set forth below.

         FCMI acquired the 1,941,744 Shares previously reported as beneficially owned by FCMI and Mr. Friedberg with the funds described in the Schedule. Effective July 17, 2006, Gold Standard effected a one-for-eight reverse stock split, as a result of which the number of shares beneficially owned by FCMI and Mr. Friedberg was reduced to 242,718 Shares. No funds were expended by FCMI or Mr. Friedberg in connection with Gold Standard's reverse split.

Item 4.           Purpose of Transaction

         Item 4 is amended by the addition of the following:

         On December 19, 2006, Gold Standard filed a Form 8-K in which it disclosed that it had entered into a Share Exchange Agreement (the "Changan Agreement") with all of the shareholders of Changan International Limited, a corporation organized under the laws of Hong Kong ("Changan" and the "Changan Shareholders," respectively), pursuant to which Gold Standard will acquire and the Changan Shareholders will exchange all of the outstanding securities of Changan in consideration of 60,000,000 shares of common stock of Gold Standard to be issued to the Changan Shareholders. The Changan Agreement provides that it is a condition to the closing of the transactions thereunder that FCMI shall have released Gold Standard from any executory obligations arising out of its investment in Gold Standard, including any registration rights granted to FCMI under the Stock Purchase Agreement dated as of December 19, 2003 between FCMI and Gold Standard. To enable Gold Standard to consummate the transactions under the Changan Agreement, on December 21, 2006 FCMI and Gold Standard entered into a Waiver Agreement pursuant to which (i) FCMI granted the waiver required by the

Changan Agreement and (ii) Gold Standard agreed that, at any time commencing three months after the closing under the Share Exchange Agreement, upon receipt of legended certificates issued to FCMI, Gold Standard will issue to FCMI certificates evidencing the Shares free of any restrictive legend, remove all stop transfer or other restrictions on transfer of such shares, and refrain from reimposing any such restrictions except as it may be advised in writing by counsel that such restrictions are required by applicable United States federal securities laws. The Share Exchange Agreement provides that the closing thereunder will occur on December 29, 2006. The Waiver Agreement provides that it will be effective only if a closing under the Share Exchange Agreement occurs.

         The foregoing description of the Waiver Agreement is qualified in its entirety by reference to the full terms of such agreement, which has been filed as an exhibit to this Schedule 13D (Amendment No. 11). The foregoing description of the Changan Agreement is qualified in its entirety by reference to the full terms of such agreement, which is an exhibit to a Current Report on Form 8-K filed by Gold Standard on December 19, 2006

Item 5.           Interest in Securities of the Issuer.

         Item 5 is amended by the addition of the following:

         On the date of the Schedule 13D (Amendment No. 11), and as a result of the reverse split effected by Gold Standard effective July 17, 2006, FCMI is the owner of 242,718 Shares. Based on 1,307,366 shares of common stock of Gold Standard outstanding as of December 19, 2006, as reported by Gold Standard in a
Schedule 14F-1 filed on that date, FCMI is beneficial owner of 18.6% of Gold Standard's outstanding common stock. All Shares reported as beneficially owned by FCMI are presently outstanding and owned by FCMI. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Shares owned by FCMI. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI beneficially own any Gold Standard Shares.

         Upon consummation of the transactions contemplated by the Changan Agreement, Gold Standard will issue 60,000,000 shares of its common stock to the Changan Shareholders. Upon issuance of such 60,000,000 shares, FCMI's percentage beneficial ownership of the Shares will be reduced to 0.4% and it will discontinue reporting its beneficial ownership of the Shares under Section 13D of the Securities Exchange Act of 1934. See Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended by the addition of the following:

         For a description of the Waiver Agreement entered between FCMI and Gold Standard see Item 4. A copy of the Waiver Agreement has been filed as Exhibit 2 to this Schedule 13D (Amendment No. 11).

Item 7.           Material to be Filed as Exhibits

         Exhibit                    Document
         -------                    --------

            2 Waiver Agreement dated December21, 2006 between FCMI Financial Corporation and Gold Standard, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 22, 2006

                                       FCMI FINANCIAL CORPORATION


                                       By: /s/ ENRIQUE FENIG
                                           -------------------------------------
                                           Name:   Enrique Fenig
                                           Title:  Executive Vice President



                                           /s/ ALBERT D. FRIEDBERG
                                           -------------------------------------
                                                   Albert D. Friedberg

                                                                       Exhibit 2

                                WAIVER AGREEMENT
                                ----------------

Parties:

FCMI:     FCMI Financial Corporation
          347 Bay Street, 2d Floor, Toronto, Ontario, Canada M5J2T3

GOLS:     Gold Standard, Inc.
          136 South Main Street, Suite 712, Salt Lake City, Utah, U.S.A.  84101

Premises:

1. FCMI and GOLS are parties to a Stock Purchase Agreement dated December 2003 (the "Stock Purchase Agreement") and other contracts, covenants and relationships between themselves.

2. GOLS has entered into a Share Exchange Agreement dated December 18, 2006 with the shareholders of Changan International Limited (the "Share Exchange Agreement"), and it is a condition to closing under the Share Exchange Agreement that FCMI irrevocably waive any and all executory obligations that GOLS has to it, other than obligations owed by GOLS to its shareholders in general.

3. FCMI wishes that the transaction contemplated by the Share Exchange Agreement be completed and so is willing to provide the required waiver, subject to the terms and conditions of this Waiver Agreement.

Agreement:

1. FCMI hereby waives and irrevocably releases GOLS from any and all executory obligations that GOLS has to FCMI, including obligations arising under the Stock Purchase Agreement, and including any obligation to maintain an effective registration statement at the Securities and Exchange Commission for the benefit of FCMI.

2. In consideration of the foregoing waiver, GOLS agrees that, at any time commencing three months after the Closing (as defined in the Share Exchange Agreement), upon receipt of legended certificates issued to FCMI, GOLS will deliver to FCMI, certificates evidencing all shares of GOLS common stock owned by FCMI not bearing any restrictive legend, will remove all stop transfer or other restrictions on transfer of such shares, and will refrain from reimposing any such restrictions except as it may be advised in writing by counsel that such restrictions are required by applicable United States federal securities laws.

3. This Waiver Agreement shall not release GOLS from any obligation to FCMI under this Waiver Agreement or that GOLS also has to its shareholders in general. This Waiver Agreement shall be effective only in the event that a "Closing," as defined in the Share Exchange Agreement, occurs.

In Witness Whereof, FCMI and GOLS have executed this Waiver Agreement.

FCMI Financial Corporation

By: /s/ ENRIQUE FENIG
    ------------------------------
    Enrique Fenig



Gold Standard, Inc.

By: /s/ SCOTT L. SMITH
    ------------------------------
    Scott L. Smith
    President



                                      -2-